21001528

SSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-05761

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01.01.20 (MM/DD/YY) AND ENDING 12.31.20 (MM/DD/YY)

SEC Mail Processing
Washington, DC

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Huntington Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 W. Adams Street, Suite 1700
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ryan T. Jefferson — 312.443.1561 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

41 S High Street	Columbus	OH	43215
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Ryan T. Jefferson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Huntington Securities, Inc., as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NANCY L MEIER
Official Seal
Notary Public - State of Illinois
My Commission Expires Jul 21, 2022

Ryan Jefferson Digitally signed by Ryan Jefferson Date: 2021.02.25 15:33:08 -06'00'

Signature

CFO

Title

Nancy A Meier

Notary Public Dated February 25, 2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HUNTINGTON SECURITIES, INC.

(A Wholly Owned Subsidiary of Huntington Bancshares Incorporated)

TABLE OF CONTENTS

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of Huntington Securities, Inc.

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Huntington Securities, Inc. (the "Company") as of December 31, 2020, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Columbus, Ohio
February 25, 2021

We have served as the Company's auditor since 2018.

HUNTINGTON SECURITIES, INC.
(A Wholly Owned Subsidiary of Huntington Bancshares Incorporated)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020

ASSETS

Cash	$ 2,250,159
Securities owned - at fair value	62,053,212
Accrued interest receivable	435,090
Receivables from broker-dealers	7,392,310
Office furnishings, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $2,056,323	310,722
Trade receivables	2,683,736
Operating lease right of use assets	1,844,507
Derivative assets	13,352,257
Deferred tax assets	2,307,620
Other assets	1,300,181
TOTAL ASSETS	$ 93,929,794

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:	
Payables to broker-dealers	$ 16,436,155
Payable to affiliate	13,916,683
Derivative liabilities	12,622,426
Accrued personnel expenses	7,643,343
Operating lease liabilities	2,352,255
Accrued expenses and other liabilities	1,230,721
Total liabilities	$ 54,201,583
COMMITMENTS AND CONTINGENT LIABILITIES (NOTE 12)	
SHAREHOLDER'S EQUITY:	
Common stock, $1 par value - 1,000 shares authorized; 100 shares issued and outstanding	$ 100
Paid-in capital	16,016,843
Retained earnings	23,711,268
Total shareholder's equity	$ 39,728,211
TOTAL LIABILITIES & SHAREHOLDER'S EQUITY	$ 93,929,794

The accompanying notes are an integral part of the financial statement.

1. ORGANIZATION AND BUSINESS

Description of business — Huntington Securities, Inc, formerly Hutchinson, Shockey, Erley & Co., (HSI or the Company) is a wholly owned subsidiary of Huntington Bancshares Incorporated (HBI). HSI is a broker-dealer registered with the Securities and Exchange Commission (SEC). HSI is a member of the Financial Industry Regulatory Authority (FINRA) and is a member of the Securities Investor Protection Corporation (SIPC).

Huntington Bancshares Incorporated decided to internally realign its broker-dealer structure. Accordingly, having obtained appropriate regulatory approval from FINRA on January 14, 2020, effective February 24, 2020, all existing institutional business of The Huntington Investment Company (HIC), an affiliated broker-dealer, transitioned to Hutchinson, Shockey, Erley & Co. The transitioned institutional businesses were primarily comprised of (1) sales and trading of non-municipal fixed income securities and facilitation of transactions in mutual funds, (2) debt capital markets, which includes underwriting and private placements of corporate debt securities, (3) equity capital markets, which includes underwriting and private placements of equity securities and (4) equity trading, which involves share repurchase plans and at-the-market offerings. Also, as of this date, Hutchinson, Shockey, Erley & Co. converted from an Illinois corporation to a Delaware corporation and changed its name to Huntington Securities, Inc. As of February 24, 2020, all institutional business was conducted by HSI.

HSI deals in fixed income debt and equity securities as either an underwriter or broker and clears transactions through Pershing, LLC (Pershing). HSI does not hold customer funds or securities. Pershing clears HSI's securities transactions and carries the accounts on a fully disclosed basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation — The accompanying financial statement includes the accounts of HSI and has been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Use of estimates — The preparation of the financial statement in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statement and the accompanying notes. Management believes that the estimates utilized in preparing its financial statement are reasonable and prudent. Actual results could differ from those estimates.

Revenue from contracts with customers - Revenue from contracts with customers includes fees from investment banking, financial advisory services and commissions income. The recognition and measurement of revenue is based on the assessment of individual contract terms. Judgment may be required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Underwriting fees – The Company underwrites securities for business entities and state and local governmental entities that want to raise funds through a sale of corporate bonds, municipal bonds or equity securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. The Company also acts as a placement agent in connection with the issuance of securities and earns a fee upon the successful placement of securities. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point. The Company recognizes revenue from placement fees after successful placement of the securities and the transaction has closed.

Underwriting costs that are deferred under the guidance in FASB ASC 940-340-25-3 are recognized in expense at the time the related revenues are recorded. In the event that transactions are not completed and the securities are not issued, the Company immediately expenses those costs.

Cash management fees — Huntington National Bank (HNB) has engaged HSI to provide services to HNB in the administration of certain programs for cash management and related activities. Services include managing vendor relationships, processing account opening documentation, coordinating money movement, monitoring activity, providing reporting, updating and communicating rate changes and managing process updates. The Company believes the performance obligation for providing these services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. As compensation, HSI receives a portion of the fees collected by HNB and this revenue is recognized when HSI performs the related services and has satisfied the performance obligations.

Investment banking fees — Investment banking revenue includes revenue earned by HSI in conjunction with its identification of potential buyers of HNB's mortgage loans. Revenue is based on the pricing of each transaction and is recorded when the transaction is closed and the performance obligation has been satisfied.

Financial advisory fees — The Company provides advisory services for underwriting transactions. Revenue for financial advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

Commissions — The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when

the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Receivables — Receivables for revenue from contracts with customers are recognized when the performance obligation is satisfied and the Company has an unconditional right to the revenue. The Company continually monitors collections and payments and maintains a reserve for expected credit losses as needed. Receivables related to revenues from contracts with customers are included on the Statement of Financial Condition as trade receivables and were $2,683,736 as of December 31, 2020.

Credit losses - On January 1, 2020, the Company adopted ASU 2016-13 Financial Instruments – Credit Losses (ASC Topic 326): Measurement of Credit Losses on Financial Instruments. The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses, if any, as an allowance for credit losses. For financial assets measured at amortized cost basis the allowance for credit losses would be reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses would be reported as credit loss expense.

The following financial assets are within scope of ASC 326-20.

Receivables from broker-dealers. The Company's receivables from broker-dealers include amounts receivable from cash deposits. The Company also has amounts receivable from unsettled trades. Unsettled trades are recorded net and as of December 31, 2020, the receivable from unsettled trades is included in the payables to broker-dealers on the Statement of Financial Condition. See Note 5 for more information regarding receivables from broker-dealers.

Accrued interest receivable. The Company's receivables also include accrued interest receivable. Interest accrued is from securities owned and held at the clearing organization. The Company continually monitors daily settlement of trades, associated accrued interest, coupons scheduled for payment and historically has not experienced collection issues on its accrued interest, therefore, there is no allowance for credit losses.

Trade receivables. The Company's trade receivables include accrued underwriting fees arising from securities offerings. The Company's trade receivables are typically paid within 90 days and historically has not experienced collection issues on its trade receivables. The Company continually monitors collections and payments and historically has not experienced collection issues, therefore there is no allowance for credit losses.

Securities transactions - HSI's securities transactions and related gains or losses and expenses are recorded at fair value on trade-date as if they had settled. Amounts receivable and payable for

securities transactions that have not reached their contractual settlement date are recorded net and included in payables to broker-dealers on the Statement of Financial Condition.

Cash – Cash consists primarily of cash in banks and deposits with HNB, which are readily convertible to known amounts of cash without prior notice or penalty. Cash balances from time to time may exceed FDIC limits.

Income taxes – Income taxes are accounted for using the asset and liability method in accordance with the provisions of ASC 740, *Income Taxes*. Accordingly, deferred tax assets and liabilities are recognized for the future book and tax consequences attributable to temporary differences between financial statement carry amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are determined using enacted tax rates expected to apply in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income at the time of enactment of such change in tax rates.

HSI accounts for uncertainties in income taxes in accordance with ASC 740, *Income Taxes*. As of December 31, 2020, there were no unrecognized tax benefits. HSI does not anticipate the total amount of unrecognized tax benefits to significantly change within the next 12 months.

Fair value measurement — HSI's financial instruments, such as cash, securities owned and derivative instruments, are carried at fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. A three-level valuation hierarchy was established for disclosure of fair value measurements. The valuation hierarchy is based upon the observability of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1 — Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement. Financial instruments are considered Level 3 when values are determined using pricing models, discounted cash flow methodologies, or similar techniques, and at least one significant model assumption or input is unobservable.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. See Note 3 for more information regarding fair value measurements.

Derivative instruments — Derivatives instruments are recorded on trade date and reflected at fair value and are not accounted for under hedge accounting. Derivatives are reported on a net-by-counterparty basis (i.e. the net payable or receivable for derivative assets and liabilities for a given counterparty) in the Statement of Financial Condition when a legal right of setoff exists under an enforceable netting agreement. See Note 4 for more information on derivative instruments and offsetting.

Share-based compensation — Certain employees of HSI participate in the HBI share-based compensation plans. HBI follows the fair value based method of accounting for awards of HBI stock (HBAN) granted to employees under various stock options and restricted share plan. Stock compensation costs are recognized prospectively for all new awards granted under these plans. Compensation expense related to share options is calculated using a methodology that is based on the underlying assumptions of the Black-Scholes pricing model and is charged to expense over the requisite service period (i.e. vesting period). HSI's allocation of this expense is reflective of share-based compensation activity related to HSI employees.

Postretirement benefits — Eligible employees of HSI participate in the employee benefit programs of HBI. HBI maintains a 401(k) plan covering substantially all employees. Employer contributions to the plan, which are charged to current earnings, are based on employee contributions.

Leases — The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases.* The Company is a lessee in noncancelable operating leases for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed.

The lease liability is based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate at the date of measurement. Lease payments including variable payments are remeasured when the lease is modified, when the lease term or when any contingencies are resolved. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

A lessee's ROU asset is measured at the commencement date at the amount of the initially-measured lease liability plus any lease payments made to the lessor before or at the commencement date, minus any lease incentives received; plus any initial direct costs. Unless impaired, the ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

3. SECURITIES OWNED

A summary of HSI's securities owned, measured at fair value on a recurring basis, as of December 31, 2020, is as follows:

	Fair Value Measurements at Reporting Date Using		
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Total
Trading securities			
State and municipal government	$ -	$ 62,053,212	$ 62,053,212
Total trading securities	$ -	$ 62,053,212	$ 62,053,212

HSI follows the fair value accounting guidance under ASC 820, *Fair Value Measurements and Disclosures*.

The valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy is as follows:

Securities — The Company's valuation of its state and municipal government bond inventory and is based upon broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. These securities are classified within Level 2 of the fair value hierarchy. HSI did not have any securities classified as Level 3 at December 31, 2020.

The Company assesses the levels of the investments at each measurement date.

4. DERIVATIVE INSTRUMENTS

A summary of HSI's derivative assets and liabilities measured at fair value on a recurring basis, as of December 31, 2020, is as follows:

	Fair Value Measurements at Reporting Date Using		
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Total
Assets			
Financial derivatives			
TBA derivatives	$ -	$ 13,352,257	$ 13,352,257
Total financial derivatives	$ -	$ 13,352,257	$ 13,352,257
Liabilities			
Financial derivatives			
TBA derivatives	$ -	$ 12,622,426	$ 12,622,426
Total financial derivatives	$ -	$ 12,622,426	$ 12,622,426

The Company's derivative activities include interest rate futures contracts to economically mitigate the interest rate exposure of the underwriting securities owned. These futures contracts are included in the Statement of Financial Condition as receivables from broker-dealer measured at fair value. The Company does not utilize and does not consider futures contracts, as or to be, hedging instruments as those terms are defined under GAAP. Throughout the year, HSI was invested into treasury futures contracts. When HSI was invested into these contracts, the average notional was $4.3 million.

The Company also utilizes forward contracts in the form of TBA (To Be Announced) securities relating to mortgage-backed instruments to facilitate customer transactions. The Company enters into TBA transactions to assist clients in hedging the interest rate risk associated with the mortgages owned by the clients. The total gross notional amount on the forward contracts at December 31, 2020 was approximately $5.5 billion. TBA Securities are carried at fair value within the Statement of Financial Condition. The cumulative unrealized gains and losses on TBA securities at December 31, 2020 was approximately $13,352,257 and $12,622,426, respectively. The Company's valuation of its TBA derivatives is based upon broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency.

Certain derivative arrangements may be eligible for offset in the Statement of Financial Condition and are subject to master netting agreements. The master netting agreements reduce credit risk by permitting the closeout netting of various types of derivative instruments with the same counterparty

upon the occurrence of an event of default. The master netting agreement also may require the exchange of cash or marketable securities to collateralize either party's net position. In certain cases, minimum thresholds must be exceeded before any collateral is exchanged.

The following tables provides information about these derivative arrangements subject to an enforceable master netting arrangement or similar agreements with offsetting rights and related collateral amounts at December 31, 2020:

				Gross Amounts Not Offset in Statement of Financial Condition		
	Gross Amounts Recognized	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts Recognized Presented in the Statement of Financial Condition	Financial Instruments	Collateral Pledged	Net Amount
Assets						
TBA contracts	13,352,257		13,352,257		5,408,447	7,943,810
Total derivative assets	$ 13,352,257	$ -	$ 13,352,257	$ -	$ 5,408,447	$ 7,943,810
Liabilities						
TBA contracts	12,622,426		12,622,426			12,622,426
Total derivative liabilities	$ 12,622,426	$ -	$ 12,622,426	$ -	$ -	$ 12,622,426

5. RECEIVABLES FROM AND PAYABLES TO BROKER-DEALER

Amounts receivable from and payable to broker-dealer at December 31, 2020, consist of the following:

	Receivable	Payable
Deposit at clearing broker	$ 7,012,023	$ -
Receivables from broker-dealers	380,287	-
Net due from / to clearing broker	-	6,931,210
Net payable to clearing broker for unsettled securities transactions	-	9,504,945
	$ 7,392,310	$ 16,436,155

Under the Company's clearing agreement all securities are held by and cleared through Pershing and settled daily between Pershing and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties and has not experienced a default. As of December 31, 2020, the Company had no allowance for credit losses. Settlement of net receivables and payables is in accordance with the master service agreement.

The Company has also established an arrangement to obtain financing from Pershing related to all of its trading activity. Pershing charges the Company the prevailing repo rate plus 90 basis points on the net debit balance. Financing under this arrangement is secured by trading securities. For the year ended December 31, 2020, the average and maximum interest rate charged was 1.135 percent and 2.793 percent, respectively. The interest rate on December 31, 2020 was 1.290 percent. At December 31, 2020, the Company had a balance due to Pershing in the amount of $7,959,235 which is included in payables to broker-dealers on the Statement of Financial Condition. Net payable to clearing broker for unsettled securities transactions include net unsettled regular way and delayed delivery transactions receivable of $377,814,016 and payable of $387,318,961 at December 31, 2020.

Cash and financial instruments on deposit with counterparties may serve to collateralize amounts due and may serve to satisfy margin requirements and financial instruments may be rehypothecated by the counterparties.

6. LEASE AGREEMENTS

The Company has operating lease agreements covering its office space in Chicago, Houston, Milwaukee, Little Rock and Denver. The Company has obligations under operating leases with initial noncancelable terms in excess of one year.

The components of lease cost for the year ended December 31, 2020 are as follows:

	Minimum Lease
Operating lease cost	$ 412,043
Short-term lease cost	23,686
Variable lease cost	186,291
Total lease cost	$ 622,020
Weighted average remaining lease term:	
Operating leases	7.77 years
Weighted average discount rate:	
Operating leases	4.56%

Aggregate annual rentals, excluding escalation charges and other operating costs, at December 31, 2020, are approximately as listed below:

	Payments
Year Ending December 31	
2021	$ 382,201
2022	324,052
2023	315,101
2024	348,543
2025	328,438
Thereafter	1,130,909
Total	$ 2,829,244
Less: Present value discount	(476,989)
Total lease liabilities	$ 2,352,255

7. INCOME TAXES

HSI is included in the consolidated federal return of HBI. HBI's federal consolidated tax provision is allocated to its separate subsidiary companies on the basis of separate return computations. HSI is included in certain of HBI's unitary and combined state income and state franchise tax returns. HBI's unitary and combined state income tax provision is allocated to each member of the unitary and combined filing group. Under the intercompany federal and state tax allocation agreement with HBI, HSI provides and remits federal and state income taxes to or receives a federal or state income tax benefit from the taxpaying member.

HSI filed income tax returns in the U.S. federal jurisdiction and various state jurisdictions. For federal income tax, the statute of limitations remains open for tax years 2017 (March 31, 2018) and 2018 (September 30, 2018). For state jurisdictions, the statute of limitations remains open for tax years 2016 (March 31, 2017) through 2018 (September 30, 2018). HBI and its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state and city jurisdictions. For federal, state and city income tax, the statute of limitations remains open for tax years 2018 and 2019.

Federal and state income taxes paid, net of refunds, by HSI to/from the tax jurisdiction or taxpaying entity during the year ended December 31, 2020 were $2,503,007 net payments.

The deferred tax assets are recorded in the Statement of Financial Condition in other assets. The significant components of deferred tax assets and liabilities at December 31, 2020 were as follows:

Deferred tax assets:	
Other employee benefits	$2,058,990
Lease liability	514,629
Premises and equipment	90,277
State income taxes	33,484
Other	13,783
Total deferred tax assets	$2,711,163
Deferred tax liabilities:	
Right of use asset	$ 403,543
Total deferred tax liabilities	$ 403,543
Net deferred tax assets	$2,307,620

HSI accounts for uncertainties in income taxes in accordance with ASC 740, *Income Taxes*. As of December 31, 2020, there were no unrecognized tax benefits. HSI does not anticipate the total amount of unrecognized tax benefits to significantly change within the next 12 months.

8. SHARE-BASED COMPENSATION

HBI sponsors nonqualified and incentive share-based compensation plans which provide for the granting of restricted stock units and other awards to officers, directors, and other employees of the Company.

Restricted stock units are issued at no cost to the recipient, and can be settled only in shares at the end of the vesting period. Restricted stock units do not provide the holder with voting rights or cash dividends during the vesting period, but do accrue a dividend equivalent that is paid upon vesting, and are subject to certain service restrictions. The fair value of these awards is the closing market price of HBI's common stock on the grant date.

Restricted stock units vest only if the recipient satisfies the service-based vesting requirements. The recipients restricted stock units vest over four years but are subject to forfeiture if the recipient fails to satisfy the vesting conditions.

As of December 31, 2020, the total unrecognized compensation cost related to nonvested awards was $1,389,865. Share-based compensation is recorded as a capital contribution from HBI.

9. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

Customer activities: Securities transaction are introduced, custodied, and cleared through the Company's clearing broker, Pershing. In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various securities transactions. As such, the Company guarantees its customers' performance under these contracts. The Company could be

exposed to off-balance-sheet risk should either the customer or the broker fail to fulfill its contracted obligation, and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Market risk: The Company buys from and sells to customers fixed income securities primarily on a principal basis, and, from time to time, may be exposed to market risk. This risk is generally controlled by monitoring the market and entering into offsetting positions when appropriate.

The Company's transactions in derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments in excess of the amounts reflected in the statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between the financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded.

Credit risk: Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty non-performance is limited to the current cost to replace all contracts in which the Company has a gain. HSI does not anticipate non-performance by counterparties. The Company limits credit risk by executing futures transactions through regulated exchanges that are subject to the exchanges' counterparty approval procedures and margin requirements. The Company also limits credit risk by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. HSI monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral when necessary.

Concentration of credit risk: The Company enters into various transactions with broker-dealers and other financial institutions. Cash and securities instruments may serve to collateralize amounts due. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparties to these transactions. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company, from time to time, has cash deposits in financial institutions in excess of federally insured limits; however, management does not believe that the Company is exposed to any significant credit risk.

In connection with underwriting activities, the Company enters into municipal and non-municipal underwritings. Municipal related underwriting revenues account for 40% of the revenue of the Company while non-municipal related underwriting revenues account for 32% of the revenue of the Company. Consequently, a decrease in either municipal or non-municipal related underwriting revenue could impact the total revenue of the Company.

10. RELATED-PARTY TRANSACTIONS

Cash in the amount of $2,178,007 was held in HNB deposit accounts at December 31, 2020, which exceeds the amount covered by the Federal Deposit Insurance Corporation (FDIC) deposit insurance.

On October 21, 2020, the Company entered into a $200 million liquidity facility agreement (the "Revolver") with HNB that matures on October 20, 2021. The initial maximum availability under the Revolver is $200 million. There were $12 million of borrowings under the Revolver as of December 31, 2020. Borrowings under the Revolver by the Company bear interest at a rate per annum equal to the LIBO Rate plus a margin of 1.25%. The Revolver also bears a 15 basis point charge for the unused portion of the liquidity facility. Accrued interest on the Revolver at December 31, 2020 totaled $64,342. During the year, the weighted average interest rate on outstanding borrowings was 1.4%.

HBI and related entities, pursuant to the master interaffiliate services agreement, provide certain operational and administrative support to HSI. Allocated costs are based on an internal methodology. Payable to affiliate of $13,916,683 as of December 31, 2020 consists of allocated taxes, intercompany loan as well as all amounts related to all other inter-affiliate activity.

Pursuant to the master interaffiliate services agreement with HNB, HNB provides safekeeping services for clients of HSI. HSI compensates HNB for this service based on the number of applicable accounts serviced.

HSI participates in the underwriting of corporate bonds for HNB and its affiliates.

Pursuant to the master interaffiliate services agreement with HNB, HSI assists HNB in the identification of potential buyers of mortgage loans. HSI receives compensation for this service based on the pricing HSI is able to negotiate for HNB; any portion of the execution price that HNB would not have been reasonably able to obtain without otherwise retaining a third-party broker is paid to HSI.

HNB has engaged HSI to provide services to HNB in the administration of certain programs for cash management and related activities. HSI earns fees as compensation for services provided.

As discussed in Note 2 and Note 8 respectively, HSI employees participate in the HBI share-based compensation plan and the HBI 401(k) plan.

11. NET CAPITAL REQUIREMENTS

Pursuant to the uniform net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934, HSI is required to maintain minimum net capital as defined under such rule. At December 31, 2020, HSI had regulatory net capital of $23,360,674 or an excess of $21,807,048 over required net capital of $1,553,626. In addition, aggregate indebtedness, as defined, cannot exceed a ratio of 15 to 1, or 1,500%, of net capital. At December 31, 2020, the ratio of aggregate indebtedness to net capital was 100%.

The Company operates under the provisions of Paragraph (k)(2)(i) and (k)(2)(ii) of SEC Rule 15c3-3 and, accordingly, claims exemption from the remaining provisions of the Rule. The requirements of Paragraph (k)(2)(i) provide that the Company maintains an account that is designated for the exclusive benefit of customers. HSI maintains an account at HNB for the exclusive benefit of customers and the balance in the account at December 31, 2020 was $0. The requirements of Paragraph (k)(2)(ii) provide that the Company, as an introducing broker or dealer, clears transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records. The Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) proprietary trading; (2) fees received from the private placement securities; (3) the receipt of fees for referring transactions to other broker-dealers; and (4) the receipt of fees for services provided to affiliates in connection with securities transactions.

12. COMMITMENTS AND CONTINGENT LIABILITIES

In the ordinary course of business, the Company may be subject to various litigation and arbitration matters. Although the effects of these matters cannot be determined, the Company's management believes that their ultimate outcome will not have a material effect on the Company's statements of financial position, results of operations, or cash flows.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnification under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

13. SUBSEQUENT EVENTS

The Company evaluated subsequent events through February 25, 2021, which is the issuance date of the financial statement, and made the determination that no other events occurred subsequent to December 31, 2020 that would require disclosure in or would be required to be recognized in the financial statement.